August 7, 2024

Mr. Yuwen Li
Chairman of the Board of Directors
Fortune Valley Treasures, Inc.
16th Floor, Building 2, A+Building
139 Liansheng Road, Humen Town
Dongguan, Guangdong Province,
People's Republic of China

Re: Immediate Resignation from Board of Directors

Dear Mr. Li:

Effective immediately, I hereby tender my resignation as an independent director of Fortune Valley Treasures, Inc. (the "Company"). My resignation is for personal reasons and it was not due to any disagreement with the Company. In connection with my resignation, the Company promises to settle the director's fee that is owed to me for the quarter ended June 30, 2024 and the month of July 2024.

Sincerely,

Anthony S. Chan